UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended August 31, 2020

HAIBO SYM, INC.

(Exact name of issuer as specified in its charter)

Wyoming 84-3428531

State or other jurisdiction of incorporation or organization (I.R.S. Employer Identification No.)

41 Meadowview Lane, Berkeley Heights, New Jersey 07922-1327

(Full mailing address of principal executive offices)

917-838-8617

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 (Financial Statements) of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended February 29, 2020. Historical results are not necessarily indicative of future results.

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe," “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read together with the Company's financial statements and the notes to financial statements, which are included in this offering circular.

This management's discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this offering circular. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we remain an emerging growth company, we will not be required to:

•have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of

i.the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion,

ii.the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

iii.the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operations

The founders of Haibo have developed a business plan to provide coupons and discounts on hotels, restaurants and other products to Americans who travel to China for business or as tourists as well as to make payments easier for these individuals. The business plan calls for the development and use of an APP for this purpose. Carrying out the plan will require obtaining funds as well as relying upon the business contacts in China of several founders and shareholders.

The development of our business plan has been adversely impacted by the COVID 19 Pandemic and related impact on business closings and travel limitations. We cannot predict when the impact of the COVID 19 Pandemic will reduce to the point that our business plan can be instituted as initially conceived.

In general, there are three key milestones that were planned:

Complete the APP The development of our APP has been delayed. The current plan is for the APP to be ready for testing in early 2021. After testing, it will be submitted to the various online stores that sell/distribute APPs. It is likely that the various review times by these stores is likely to take a few weeks.

Obtain discount agreements in China to be used by people who download the APP. The developer of the APP and contacts/associates of our shareholders will start this process while the APP is being reviewed by the online stores. Some agreements are likely to be obtained quickly but the overall process is likely to require a long period of time while there are limitations on travel in China.

Market the APP. When the APP becomes available in online stores and there are available coupons/discounts at hotels and restaurants, the goal is to commence a marketing program on social media to make the existence of the APP known. The COVID-19 Pandemic has caused us to modify our marketing plans. Initially we will now implement an inexpensive social media campaign. If and when the COVID-19 Pandemic ends and travel to China starts to return to past levels, we plan to increase the level of advertising on social media and engaging individuals to visit companies that do business in China to make their employees/representatives aware of the APP. There is no way of accurately predicting a timeframe for this process because of the COVID-19 Pandemic and related impact on trade and travel between the United States and China. `

The cost to complete the APP is $100,000. The marketing program can cost from $100,000 to several million dollars depending on the resources that we have available to spend.

Liquidity

Haibo has no committed sources of funds and is totally dependent on funds obtained from shareholders or by Benny Zhu from business associates of his. Haibo will be able to continue operations for the next year with virtually no funds, if necessary, because shareholders will assist in work efforts. However, no assurances can be given as to how much longer operations can continue thereafter if funds are not raised.

If Haibo is unsuccessful in its efforts to raise funds and revenue, it will have to renegotiate the payment terms due for the development of its APP. No assurances can be given as to the likely success of those efforts if they become necessary or the terms that get arranged if the efforts succeed.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. If and when we become a fully reporting company, we will elect to take advantage of the benefits of this extended transition period. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards.

Critical Accounting Policies

The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. There are no critical policies or decisions that rely on judgments that are based on assumptions about matters that are highly uncertain at the time the estimate is made. Note 2 to the financial statements, included in the offering circular, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Seasonality

We do not expect a lot of seasonality affecting our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2. Other Information

NONE

Item 3. Financial Statements

HAIBO SYM, INC

Balance Sheets

August 31, 2020 and February 29, 2020

(unaudited)

	August 31,	February 29,
	2020	2020
ASSETS
Cash	$73,877	$-
Software Development in Progress	1,500	1,500
	$75,377	$1,500

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Loan payable to officer	$8.999	$-
Accrued liabilities	8,753	7,500
	17,752	7,500
STOCKHOLDERS’ EQUITY (DEFICIT):

Preferred stock at $0.0001 par value; 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock at $0.0001 par value; 999,000,000 shares authorized; 16,086,000 and 16,035,000 shares issued and outstanding, respectively	1,609	1,604
Additional paid-in capital	76,545	-
Accumulated deficit	(20,529)	(7,604)
Total Stockholders’ (Deficit)	57,625	(6,000)

TOTAL	$75,377	$1,500

See accompanying notes to the unaudited financial statements.

HAIBO SYM, INC

Statements of Operations

For Six Months Ended August 31, 2020 and the Fiscal Period from June 19, 2019 (inception) to August 31, 2019

(Unaudited)

	2020	2019
General and administrative	$12,925	$1,604

Net Loss	$(12,925)	$(1,604)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)

Weighted average number of common shares outstanding basic and diluted	16,043,500	16,035,000

See accompanying notes to the unaudited financial statements.

HAIBO SYM, INC

Statement of Stockholders’ Deficit

For the Six Months Ended August 31, 2020 and the Fiscal Period from June 19, 2019 (inception) to February 29, 2020

(Unaudited)

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Shares issued at June 19, 2019	-	$ -	16,035,000	$ 1,604	$ -	$ -	$ 1,604
Net loss	-	-	-	-	-	(7,604)	(7,604)
Balance, February 29, 2020	-	$ -	16,035,000	$ 1,604	$ -	$ (7,604)	$ (6,000)
Sale of shares	-	-	51,000	5	76,545	-	76,550
Net loss	-	-	-	-	-	(12,925)	(12,925)
Balance, August 31, 2020	-	$ -	16,086,000	$ 1,609	$ 76,545	$ (20,529)	$ 57,625

See accompanying notes to the unaudited financial statements.

HAIBO SYM, INC

Statements of Cash Flows

For Six Months Ended August 31, 2020 and the Fiscal Period from June 19, 2019 (inception) to August 31, 2019

(Unaudited)

	2020	2019
OPERATING ACTIVITIES:
Net Loss	$(12,925)	$(1,604)
Adjustment to reconcile net loss to net cash used in operating activities:
Shares issued for services	-	1,604
Net change in:
Accrued liabilities	1,253	-
Net Cash Used by Operating Activities	(11,672)	-

FINANCING ACTIVITIES:
Loan from shareholder	8,999	-
INVESTING ACTIVITIES:
Sale of common shares	76,550	-

INCREASE (DECREASE) IN CASH	73,877	-

CASH AT BEGINNING OF PERIOD	-	-
CASH AT END OF PERIOD	$73,877	$-

See accompanying notes to the financial statements

HAIBO SYM, INC.

NOTES TO UNAUDITED

FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - ORGANIZATION

Haibo SYM, Inc (“Haibo”) is a corporation formed under the laws of the State of Wyoming on June 19, 2019 to implement a plan to develop an APP which will provide coupons and discounts on hotels, restaurants and other products to Americans who travel to China for business or as tourists as well as to make payments easier for these individuals.

The COVID Pandemic which has impacted both the United States and China as well as travel between these countries has delayed the progress in developing the APP as well as arranging for discounts with businesses in China. We cannot provide specific estimates as to when our specific business plan will be completed at this time.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Year-end

The Company has elected a fiscal year ending at the end of February.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company will consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company will recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company had no material adjustments to its liabilities for unrecognized income tax benefits.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at August 31, 2020.

HAIBO SYM, INC.

NOTES TO UNAUDITED

FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period. There were no potentially dilutive shares outstanding as of August 31, 2020.

Subsequent Events

The Company has evaluated all transactions from August 31, 2020 through the financial issuance date for subsequent event disclosure consideration and noted no significant subsequent event that needs to be disclosed.

Recently Issued Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company had no revenue at February 29, 2020 and had no committed source of debt or equity financing. In addition, the development of its business plan has been adversely impacted by the COVID 19 Pandemic and related impact on business closings and travel limitations. We cannot predict when the impact of the COVID 19 Pandemic will reduce to the point that our business plan can be instituted as initially conceived.

While the Company is attempting to develop a technical application which could, when released, generate revenue, its current financial position may not be significant enough to support the Company’s daily operations. Management believes that the actions presently being taken to further implement its business plan and generate additional financial resources provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to develop revenues and in its ability to raise additional funds, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon its ability to achieve profitable operations or obtain adequate financing.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company’s certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company’s board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.

As of August 31, 2020, there were no shares of preferred stock issued or outstanding.

HAIBO SYM, INC.

NOTES TO UNAUDITED

FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – STOCKHOLDERS’ DEFICIT (CONTINUED)

Common Stock

The holders of the Company’s common stock:

•Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

•Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

•Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

At inception, Angela Song received 13,500,000 shares of common stock. Ten other people who assisted in developing the business plan received an aggregate of 2,035,000 shares.

In August 2020, we sold 51,000 shares of common stock under Regulation A to 51 shareholders for $76,550

At August 31, 2020, there are 16,086,000 shares of common stock issued and outstanding.

NOTE 5 – ACCRUED EXPENSES AND OTHER SHORT-TERM LIABILITIES

Accrued expenses include $6,000 due for consulting services provided by a minority shareholder.

An officer of the Company issued a demand loan for $8,999. The loan is interest-free.

NOTE 6 - INCOME TAXES

The Company has a net tax loss carryforward of $7,604 at February 29, 2020 that expires in 2040. It has established a valuation allowance against the potential benefit related to this carryforward because of the uncertainty surrounding the realization of such benefit.

NOTE 7 – COMMITMENTS

The Company has entered into an agreement with Shanghai Hi-Tech Development Co., Ltd. (the “Developer”) to create a mobile application compatible with iOS and Android. The Developer has also agreed to assist the Company in several other matters. The Developer will provide hosting on its servers at no cost until the mobile application attains 1,000 Users, and thereafter at a rate to be negotiated.

The initial development of the mobile application will cost $100,000 with payment deferred for one year from the completion date. After one year the Parties shall negotiate payment terms as well as fees for on-going development programs.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAIBO SYM, INC.

By:	/s/ Benny Zhu, President

Date: September 14, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Benny Zhu, President

Date: September 14, 2020